Exhibit a(1)
CERTIFICATE OF TRUST
OF
ROBINHOOD VENTURES FUND I
This Certificate of Trust of Robinhood Ventures Fund I (the "Trust") is being duly executed and filed to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. Section 3801 et seq.) (the "Act").
1.Name. The name of the Trust formed hereby is Robinhood Ventures Fund I.
2.Registered Office; Registered Agent. The business address of the Trust’s registered office in the State of Delaware is 3500 South DuPont Highway, Dover, Delaware 19901. The name of the Trust’s registered agent at such address is Incorporating Services, Ltd.
3.Investment Company. The Trust will be a registered investment company under the Investment Company Act of 1940, as amended.
4.Effective Date. This Certificate of Trust shall be effective upon filing.
IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811(a)(1) of the Act.

/s/	Shiv Verma
Name: Shiv Verma
Title: Trustee